

October 19, 2023

Pierre Kemula
Chief Financial Officer
CureVac N.V.
Friedrich-Miescher-Strasse 15, 72076
Tübingen, Germany

      Re: CureVac N.V.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 25, 2023
          File No. 001-39446

Dear Pierre Kemula:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences